Mail Stop 4561

April 8, 2008

Mr. James W. Frankola
Executive Vice President and
Chief Financial Officer
Ariba, Inc.
807 11th Avenue
Sunnyvale, CA 94089

> **Re: Ariba, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2007**
> **File No. 000-26299**

Dear Mr. Frankola:

We have reviewed your response letter dated April 2, 2008 in connection with the above referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 19, 2008.

Form 10-K for the Fiscal Year Ended September 30, 2007

General

1.   As previously requested, please provide, in writing, a statement from the company acknowledging that:

   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Item 9A. Controls and Procedures

Remediation of the Fiscal Year 2006 Material Weaknesses, page 91

2.   To the extent material, please tell us what the costs were to Ariba regarding the remedial measures taken during the fourth fiscal quarter ended September 30, 2007. Material costs associated with changes in internal control over financial reporting should be disclosed.

Inherent Limitations on Effectiveness of Controls, page 92

3.   We note your statement that "[a] control system, no matter how well conceived and operated, can provide only reasonable, not absolute assurance that the objectives of the control system are met." This appears to be inconsistent with your statement in the same paragraph that there can be "no assurance that any design will succeed in achieving its stated goals under all potential future conditions…." It is inconsistent with the disclosure requirements of Item 307 to assert that there can be "no assurance" that the disclosure controls and procedures will operate effectively under all circumstances. Please confirm, if true, that Ariba's disclosure controls and procedures were designed to provide reasonable assurance that the controls will meet their objectives and were effective at the reasonable assurance level for the year ended September 30, 2007. This comment applies as well to the Form 10-Q for the period ended December 31, 2007. Please confirm that you will conform your disclosures in future filings.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Hugh Fuller, Staff Attorney, at (202) 551-3583 or Maryse Mills-Apenteng, Staff Attorney, at (202) 551-3457. If you need further assistance, you may contact me at (202) 551-3451.

Sincerely,

Mark Kronforst
Accounting Branch Chief